UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.      ) *

Enfusion, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

292812104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 292812104	Schedule 13G	Page 2 of 7

1	NAME OF REPORTING PERSONS CSL Tech Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES	5	SOLE VOTING POWER 14,018,183 shares(1)
BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 0
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 14,018,183 shares(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,018,183 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents beneficial ownership as of December 31, 2021 of 14,018,183 shares of Class B common stock of the issuer and a corresponding number of common units of Enfusion Ltd. LLC held by CSL Tech Holdings, LLC.

Mr. Oleg Movchan is the beneficial owner of 100% of the voting interests of CSL Tech Holdings, LLC and is the sole manager, and may be deemed the beneficial owner of such 14,018,183 shares of Class B common stock and common units of Enfusion Ltd. LLC by virtue of his position as the control person of CSL Tech Holdings, LLC. Shares of Class B common stock and the corresponding common units of Enfusion Ltd. LLC, are exchangeable for shares of the issuer's Class A common stock on a one-for-one basis with the issuer having the ability to elect to pay cash in lieu of issuing Class A common stock.

(2)

The percentage calculation is based on 65,583,288 shares of Class A common stock and 47,470,973 shares of Class B common stock outstanding as of December 31, 2021 and assumes the conversion of all shares of Class B common stock and the corresponding number of common units of Enfusion Ltd., LLC into Class A common stock of the issuer.

CUSIP NO. 292812104	Schedule 13G	Page 3 of 7

1	NAME OF REPORTING PERSONS Oleg Movchan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 14,018,183 shares(1)
BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 0
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 14,018,183 shares(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,018,183 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 292812104	Schedule 13G	Page 4 of 7

Item 1 (a).	Name of Issuer: Enfusion, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

125 South Clark Street, Suite 750, Chicago, Illinois 60603

Item 2 (a).	Name of Person Filing:

This statement is being jointly filed on behalf of CSL Tech Holdings, LLC and Mr. Oleg Movchan. Mr. Movchan beneficially owns 100% of the voting interests of CSL Tech Holdings, LLC and is the sole manager. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This Schedule 13G is being filed jointly by the Reporting Persons pursuant to an agreement of joint filing, a copy of which is attached hereto as Exhibit 99.1.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 806 Central Avenue, Suite 203, Highland Park, IL 60035.

Item 2 (c).	Citizenship:

CSL Tech Holdings, LLC is a Nevada limited liability company.

Oleg Movchan is a citizen of United States.

Item 2 (d).	Title of Class of Securities:	Class A common stock, par value $0.001 per share.

Item 2 (e).	CUSIP Number:	292812104

Item 3.	If this Statement is filed pursuant to §§240.13d‑1(b), or 240.13d‑2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940

(e)	☐	An investment adviser in accordance with §240.13d‑1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d‑1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d‑1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP NO. 292812104	Schedule 13G	Page 5 of 7

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d‑1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d‑1(b)(1)(ii)(K).

Item 4.	Ownership

	(a)	Amount beneficially owned:

As of December 31, 2021, CSL Tech Holdings, LLC is the beneficial owner of 14,018,183 shares of Class B common stock of the issuer and a corresponding number of common units of Enfusion Ltd. LLC, which are convertible into a corresponding number of shares of Class A common stock, par value $0.001 per share, of the issuer. Mr. Movchan is the beneficial owner of 100% of the voting interests of CSL Tech Holdings, LLC and is the sole manager, and may be deemed the beneficial owner of such 14,018,183 shares of Class B common stock and common units of Enfusion Ltd. LLC by virtue of his position as the control person of CSL Tech Holdings, LLC.

	(b)	Percent of class: As of December 31, 2021: 12.4% for each of CSL Tech Holdings, LLC and Mr. Oleg Movchan.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 14,018,183

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 14,018,183

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

CUSIP NO. 292812104	Schedule 13G	Page 6 of 7

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP NO. 292812104	Schedule 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2022

CSL Tech Holdings, LLC
By:	/s/ Oleg Movchan
Name: Oleg Movchan
Title: Manager

/s/ Oleg Movchan
Oleg Movchan